Via Facsimile and U.S. Mail
Mail Stop 6010

October 23, 2006

Richard A. Barasch
President and Chief Executive Officer
Universal American Financial Corp.
Six International Drive, Suite 190
Rye Brook, New York 10573

Re: **Universal American Financial Corp.**
         Form 10-K for the Fiscal Year Ended December 31, 2005
         Filed March 16, 2006
         Form 10-Q for the Period Ended June 30, 2006
         Filed August 9, 2006
         File Number: 001-08506

Dear Mr. Barasch:

        We have reviewed your filings and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
ask you to provide us with additional information so we may better understand your
disclosures. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2005

Selected Financial Data, page 55

1.   Please provide us with a revised table that includes balance sheet data for each of
        the last five fiscal years. Refer to Item 3-01(a) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 56

Policy related liabilities, page 56

2.   Please provide to us in disclosure-type format an expanded discussion related to
      these reserves that includes the following items:
      • Due to the more uncertain nature of the IBNR reserve, disclose the total
        liability for each of the various components of this liability described on page
        56 including IBNR.
      • Identify the key assumptions that are used in establishing this reserve
        including a discussion of the historical accuracy of these assumptions.
      • Provide a discussion of the impact that reasonably likely changes in these
        assumptions would have on the amounts recorded.
      • It appears that you have significantly revised your provision for losses of
        insured events of prior years. For example on page F-32 you discuss a
        "change in estimate" but provide very little about the specifics of this change
        in estimate. Please provide the following to explain the reasons for your
        change in estimate in these reserves:
        a. Identify and describe in reasonable specificity the nature and extent of a)
           new events that occurred or b) additional experience/information obtained
           since the last reporting date that led to the change in estimates.
        b. Ensure your disclosure clarifies the timing of the change in estimate such
           as why recognition occurred in the periods that it did and why recognition
           in earlier periods was not required.

Deferred policy acquisition costs, page 57

3.   Please provide to us in disclosure-type format the dollar impact that the unlocking
      of assumptions had in the current period. Include a discussion of the specific
      assumptions that changed and resulted in this unlocking. Discuss all of the
      critical assumptions that would result in material changes and include a quantified
      discussion of the impact that reasonably likely changes in these assumptions
      would have on your operations.

Segment Results – Senior Managed Care – Medicare Advantage, page 64

4.   We note your discussion and presentation of non-GAAP financial measures in
      this section such as EBITDA. You do not disclose the substantive ways that
      management uses these measures nor how the measures provide useful
      information to investors regarding the Registrant's financial condition and results
      of operations. Please refer to Questions 8 and 9 of *"Frequently Asked Questions*

> *Regarding the Use of Non-GAAP Financial Measures"* on our website
> www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm which supply additional
> substantive disclosures that are necessary to justify inclusion of the non-GAAP
> measures in an SEC filing. Please provide, in disclosure-type format, a more
> compelling argument as to why this is appropriate or delete the non-GAAP
> financial measures from your filing.

Financial Statements – December 31, 2005

Consolidated Statements of Cash Flows, page F-8

5.   Please explain to us why it is appropriate to include the "Change in policyholder
        account balances" on a net basis. Refer to paragraph 11 of SFAS 95.

2. Summary of Significant Accounting Policies, page F-9

Present Value of Future Profits and Goodwill, page F-11

6.   Please provide to us in disclosure-type format a more detailed discussion of the
        amortization policies used related to the present value of future profits assets.

3. Business Combinations, page F-16

7.   The paragraph preceding the first table on page F-17 does not appear to discuss all
        assets acquired in the line item "PVFP and other amortizing intangibles" of that
        table. Please reconcile for us the difference. Also clarify for us how the
        "membership in force" described here is included in the amounts disclosed in note
        4. If this is being treated as PVFP, please explain to us how this treatment is
        appropriate related to non-life policies.

4. Intangible Assets, page F-18

8.   Please provide to us in disclosure-type format a discussion of the goodwill and
        intangible assets not subject to amortization that more fully complies with the
        disclosure requirements of paragraphs 44-45 of SFAS 142.

10. Accident and Health Policy and Contract Claim Liabilities, page F-31

9.   In the second paragraph on page F-32 you discuss the fact that amounts due from
        reinsurers were "overstated." Please explain to us what resulted in these
        overstatements and why the correction of these balances was not the correction of
        an error.

Richard A. Barasch
Universal American Financial Corp.
October 23, 2006
Page 4

Form 10-Q – June 30, 2006

Consolidated Statements of Operations, page 5

10.   Please explain to us why you included "Equity in earnings of unconsolidated
       subsidiary" within revenues. Refer to Item 7-04(11) of Regulation S-X.

Consolidated Statements of Cash Flows, page 8
11.   Because the "Other, net" line item represents approximately 26% of net cash
       provided by operating activities, please explain to us what is included in this line
       item.

12.   Please explain to us why you included the "Distribution from unconsolidated
       subsidiary" within cash flows from operations. Include any references to the
       specific paragraphs within the applicable authoritative accounting literature that
       supports this treatment.

2. Summary of Significant Accounting Policies, page 9

Accounting for Prescription Drug Benefits under Medicare Part D, page 10

13.   Please clarify for us how the information provided here relates to the discussion in
       note 15 of an unconsolidated subsidiary. Explain how the 50% and 33%
       participation levels discussed related to the member information affects your
       ability to consolidate these operations.

4. Intangible Assets, page 13

14.   Please describe to us in greater detail what happened in the first quarter of 2006
       that resulted in additional purchase price being assigned to the present value of
       future profits assets. Include a discussion of the appropriateness of creating this
       type of asset related to non-life contracts.

* * * *

        Please provide us the additional information requested within 10 business days or
tell us when you will provide us with a response. Please furnish a cover letter with your
response that keys your response to our comments. Detailed cover letters greatly facilitate
our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant